Exhibit 99.1

Crescent Point Announces Corporate Update

CALGARY, April 20, 2020 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is taking additional action to further enhance the Company's long-term sustainability through additional cost reductions, and is including a revised 2020 outlook.

KEY HIGHLIGHTS

  Lowering 2020 capital expenditures guidance by $75 million, or 10 percent, with no associated impact to production.
  Maintaining flexibility to further reduce capital expenditures, if necessary.
  Enhancing sustainability by reducing 2020 operating expenses by $140 million.
  Reduced salaries for executive team and Board of Directors.
  Lowering annual production guidance by 15 percent, primarily due to the voluntary shut-in of higher cost production.
  Retains significant liquidity of over $2.5 billion, with no material near-term debt maturities.

"We have taken, and continue to take, meaningful action to enhance our long-term sustainability during this period of low commodity prices," said Craig Bryksa, President and CEO of Crescent Point. "We have further lowered our cost structure and also elected to shut-in production that is currently uneconomic to further enhance our cash flow. We are continuously monitoring the commodity price environment and will make further adjustments throughout the year, if necessary."

REVISED 2020 CAPITAL EXPENDITURES AND ADDITIONAL COST REDUCTIONS

Crescent Point's capital expenditures for 2020 are now forecast to be approximately $650 to $700 million, or $75 million below its recently revised guidance of $700 to $800 million, based on the mid-point of the range. This capital reduction, which has no associated impact to production, is a combination of internal efficiencies and operational outperformance resulting in lower expenditures during the balance of the year.

Since the release of its original 2020 budget, the Company has lowered its capital expenditures guidance by over 40 percent and retains the ability to further reduce expenditures later in the year, if necessary. Approximately half of Crescent Point's revised annual budget is expected to occur subsequent to first quarter. Due to a shift in the scheduled timing of its planned capital program, approximately 65 percent of the Company's remaining 2020 budget is expected during fourth quarter. The majority of these expenditures are discretionary and dependent on commodity prices. Management continues to work on realizing additional efficiencies and intends to balance annual cash outflows, including capital expenditures, with inflows.

Crescent Point forecasts that its operating expenses for the current fiscal year will be approximately $140 million, or approximately 20 percent, below its initial 2020 expectations. Approximately $50 million of this reduction is sustainable and is expected to be driven by internal initiatives with the remaining reduction achieved through lower activity levels and cost savings from shut-in production. Since the beginning of 2019, Crescent Point has permanently removed approximately $120 million, or over 15 percent, of its annual operating expenses due to its enhanced and ongoing focus on new workflow improvements and the adoption of digital technologies.

In light of the current environment, the President and CEO's current base salary will be reduced by 15 percent with the remaining members of the executive team taking a 10 percent reduction to current base salaries. The cash component of the Board of Directors retainer will also be reduced by 15 percent.

REVISED 2020 PRODUCTION GUIDANCE

The Company's annual average production is now forecast to be 110,000 to 114,000 boe/d for 2020. This represents a reduction of 20,000 boe/d, or approximately 15 percent, from Crescent Point's prior annual average guidance of 130,000 to 134,000 boe/d, based on the mid-point of the range. This revision is largely due to the shut-in of higher cost production, as well as the Company's decision to shift capital to the latter part of the year with flexibility to further reduce capital, if necessary.

In aggregate, Crescent Point is voluntarily shutting-in approximately 25,000 boe/d of its current production, of which approximately 70 percent is oil. This production is primarily located outside of the Company's key focus areas and carries costs above the corporate average. As a result of these shut-ins, and at current prices, Crescent Point expects to achieve cost savings in excess of the potential revenue.

The Company expects to restore production from shut-in wells, with minimal impact to long-term production, when warranted. Management continues to evaluate market conditions, including market access constraints and the potential for involuntary shut-ins.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information. Significant related assumptions and risk factors, and reconciliations are described under the Forward-Looking Statements section of this press release, respectively.

FINANCIAL LIQUIDITY

The Company retains significant liquidity with over $2.5 billion of cash and unutilized capacity on its credit facilities. Crescent Point does not have any material near-term debt maturities, with its next set of senior notes due in second quarter 2021 for a total of approximately $185 million.

HEDGING

The Company has over 65 percent of its revised oil production guidance hedged for the remainder of the year. Crescent Point recently layered additional hedges for second and third quarter 2020 in order to help protect against any further weakness in near-term commodity prices. The Company forecasts hedging gains of approximately $330 million in 2020 based on current strip prices.

COVID-19

In response to the continued uncertainty pertaining to the global pandemic of COVID-19, Crescent Point has taken strict measures to protect the health and safety of all stakeholders including its employees, community members and vendor partners. The Company has instituted physical distancing protocols within its field operations, advanced digital technology throughout the organization and seamlessly adopted a work from home policy for employees whose work can be performed remotely. Crescent Point has a long history of operational excellence with a motivated staff that continues to exceed expectations despite having to adapt to a new challenging environment. Management is continually monitoring the health and safety of its employees with no positive cases of COVID within the Company.

2020 BUDGET AND GUIDANCE SUMMARY

Total annual average production (boe/d)	Prior 130,000 – 134,000 91%	Revised 110,000 – 114,000 90%
% Oil and NGLs
Development capital expenditures ($ millions) (1)	$700 – $800 91% 9%	$650 – $700 91% 9%
Drilling and development (%) Facilities and seismic (%)
(1) Development capital expenditures excludes approximately $80 million of capitalized G&A, land acquisitions, capital leases and reclamation activities.

FORWARD-LOOKING STATEMENTS

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: expected 2020 capital expenditures, production and operating expenses; the expected impact of lowered capital spending on 2020 production; the ability of the Company to further reduce capital expenditures, if necessary; expected 2020 operating expense; the Company's plan to continue to lower its cost structure and hence its flexibility during a period of low commodity prices; Crescent Point's plans to make further adjustments during the year if necessary in light of the commodity price environment; when the Company expects to spend capital during the remainder of 2020; how the Company expects to achieve its planned 2020 capital reduction; the Company's expectation that it will incur approximately 65% of its remaining capital during fourth quarter; management's plan to continue to work on realizing additional efficiencies and balance annual cash outflows with inflows; how the Company expects to achieve its planned operating expense reductions; planned salary reductions for the CEO and other executive team members and planned Board compensation reductions; Crescent Point's plan to voluntarily shut-in approximately 25,000 boe/d of production, the percentage of the shut-in volumes that are expected to be oil, how the Company plans to make shut-in decisions and when these shut-ins are expected to occur; the Company's plan to restore production from shut-in wells, with minimal impact to long-term production, when warranted; management's plan to continue to evaluate market conditions, including market access constraints and the potential for involuntary shut-ins; the expectation that the Company's recent additional hedges for second and third quarter 2020 will help protect against any further weakness in near term commodity prices; expected 2020 hedging gains; and Crescent Point's plans to continue to monitor the health and safety of its employees with no positive cases of COVID within the Company.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including: those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2019 under "Risk Factors" and in our Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Risk Factors" and "Forward-Looking Information"; and the heightened uncertainty caused by current commodity prices, the impact of the COVID-19 pandemic on the Company's business and prospects and other global macroeconomic factors. The material assumptions are disclosed herein and in the Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies", "Outlook" and "Forward-Looking Statements". The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or
Shant Madian, Vice President, Investor Relations and Corporate Communications
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1
www.crescentpointenergy.com
Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:http://www.prnewswire.com/news-releases/crescent-point-announces-corporate-update-301043243.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2020/20/c3827.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 07:30e 20-APR-20